

January 20, 2011

Via U.S. Mail and Facsimile

Max Bouthillette
Seawell Management (US) LLC
11125 Equity Drive, Suite 200
Houston, TX 77041

> **Re:**   **Seawell Limited**
> **Registration Statement on Form F-4**
> **Filed January 14, 2011**
> **File No. 333-171724**

Dear Mr. Bouthillette:

We have reviewed your registration statement and your letter dated January 14, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Questions and Answers about the Merger, page i

How can I sell my Seawell shares following the merger?, page vii

1.   Please include under this caption a cross-reference to your description of the sponsored share sale plan at page 90.

The Merger, page 56

Regulatory Approvals, page 91

2.   Please refer to the following disclosure at page 91: "Allis-Chalmers and Seawell have filed their respective notification and report forms under the HSR Act with the FTC and the Antitrust Division and expect the waiting period to expire on November 5, 2010, unless otherwise terminated or extended by the antitrust agencies." Please revise your disclosure to state clearly, if true, that the waiting period expired and was not terminated or extended by the antitrust agencies. Please also make corresponding changes at pages 11 and 26.

Management of Seawell After the Merger, page 199

Management and Executive Officers, page 201

3.   We note the addition of biographical information about Max Bouthillette. Please clarify for us whether Mr. Bouthillette should also be listed in the table on page 202 that lists the individuals in Seawell Group's executive management team with major areas of responsibility for Seawell's day-to-day management requirements following the merger, or otherwise advise.

4.   Please tell us why Messrs. Bethuelsen, Lemvik and Bouthillette are not included in the share ownership table set forth on page 203. In that regard, it appears from your disclosure at page 202 that they were executive officers as of September 30, 2010.

Where You Can Find More Information, page 210

5.   Please confirm that you have properly incorporated by reference Allis-Chalmers' current reports on Form 8-K. For instance, there was no such report filed on January 1, 2010. Also, it appears that you should add the reports filed on January 5, 2010, March 2, 2010 and January 5, 2011.

Exhibits

6.   It appears that you have not filed a written consent from each new member of the Seawell board of directors. We reissue comment 66 in our letter dated November 10, 2010.

Exhibit 5.1

7.   We note your response to comment 16 in our letter dated January 12, 2011. In particular, we note your disclosure that the shares currently are listed for trading on the Oslo Stock Exchange and that the Oslo Stock Exchange has been an appointed stock exchange, as defined in the Companies Act of 1981, since 1995. If these facts are known, or readily

ascertainable, then it does not appear to be appropriate for counsel to assume them to be true. Please obtain and file a revised opinion.

Exhibits 8.1 and 8.2

8.   We note your response to comment 18 in our letter dated January 12, 2011, and we reissue such comment. Given that you intend to file short-form opinions with reference to the tax discussion in the prospectus, the tax discussion in the prospectus should state clearly the legal conclusions of counsel regarding the material tax consequences and identify each material matter on which counsel is opining. For example, and without limitation, counsel should opine as to whether the merger will be treated for U.S. federal income tax purposes as a "reorganization" qualifying under the provisions of Section 368(a) of the Internal Revenue Code and whether the transfer of shares pursuant to the merger will be subject to Section 367(a)(1) of the Internal Revenue Code. If you are unable to provide an opinion of counsel addressing definitively the material tax consequences of the transaction, please include disclosure in the "Questions and Answers About the Merger" section in the prospectus summary (at page 6: "What are the U.S. federal income tax consequences of the merger for me?"), expand your risk-factor disclosure at page 29, and expand your disclosure in your tax discussion at page 149, to clarify that you are unable to obtain an opinion of counsel as to such consequences. In addition, it does not appear to be appropriate for you to assume the tax consequences described at page 151.

Exhibit 8.1

9.   We note your response to comment 21 in our letter dated January 12, 2011, and we reissue our comment. Please refer to the following sentence in the opinion filed as Exhibit 8.1 (on page 1, in the last full paragraph, the final sentence): "In making our examination of documents executed, or to be executed, we have assumed that such parties had, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and that such documents constitute, or will constitute, valid and binding obligations of such parties."

Exhibit 23.2

10.   Please obtain and file a correctly dated consent from PricewaterhouseCoopers AS. In this regard, we note the consent is dated January 14, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Frank E. Bayouth, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Facsimile No. (713) 655-5200